EXHIBIT 99.1

Equinox Gold and Leagold Mining Mail Joint Management Information Circular in Connection with Special Meetings to Approve Business Combination to Create a Premier Americas Gold Producer

VANCOUVER, Dec. 30, 2019 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold") and Leagold Mining Corporation (TSX: LMC, OTCQX: LMCNF) ("Leagold") have filed the joint management information circular and related meeting materials in connection with their respective special meetings of securityholders (the "Meetings") to be held on January 28, 2020. The purpose of the Meetings is to seek approval for a number of matters in connection with the proposed at-market merger announced on December 16, 2019, whereby Equinox Gold and Leagold will combine to create one of the world's top gold producing companies operating entirely in the Americas.

Pursuant to the transaction, Leagold shareholders will receive 0.331 of an Equinox Gold share for each Leagold share held. At closing, existing Equinox Gold and Leagold shareholders will own approximately 55% and 45% of the combined company, respectively, on an issued share basis. The combined company will continue as Equinox Gold under the ticker symbol "EQX" on both the Toronto Stock Exchange and the NYSE American Stock Exchange.

Mailing of the joint management information circular and related meeting materials has commenced and shareholders of both Equinox Gold and Leagold should receive them shortly. All of the meeting materials can be downloaded from Equinox Gold's website at www.equinoxgold.com and from Leagold's website at www.leagold.com and also from each company's profile on SEDAR at www.sedar.com.

The Board of Directors of Equinox Gold and the Board of Directors of Leagold have unanimously approved the transaction and recommend that shareholders vote in favour of the transaction at their respective Meetings.

The Equinox Gold meeting will be held at the offices of Blake, Cassels & Graydon LLP, located at Suite 2600, 595 Burrard Street, Vancouver, BC on January 28, 2020 commencing at 10:00 am Vancouver Time.

The Leagold meeting will be held at the offices of Fasken Martineau DuMoulin LLP, located at Suite 2900, 550 Burrard Street, Vancouver, BC on January 28, 2020 commencing at 10:00 am Vancouver Time.

Equinox Gold Standby Loan

Further to the Equinox Gold news release dated August 2, 2018, the standby loan arrangement between Equinox Gold and its Chairman, Ross Beaty, has been amended and restated to extend the term from December 31, 2019 to March 31, 2020.

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly owned gold mines. The Company is producing gold from its Mesquite gold mine in California and its Aurizona gold mine in Brazil and is constructing its Castle Mountain gold mine in California with the target of pouring gold in Q3 2020. Equinox Gold is listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com.

About Leagold

Leagold is a mid-tier gold producer with a focus on opportunities in Latin America. Leagold is based in Vancouver, Canada and owns four operating gold mines in Mexico and Brazil, along with a near-term gold mine restart project in Brazil and an expansion project at the Los Filos mine complex in Mexico. Leagold is listed on the TSX under the trading symbol LMC and trades on the OTCQX market as LMCNF. For more information please visit www.leagold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding Equinox Gold and Leagold's intent, or the beliefs or current expectations of the officers and directors of Equinox Gold and Leagold (the "Companies") for Equinox Gold post-closing. When used in this news release, words such as "will", "to be", "to seek", "should", "potential", "target", "strategy", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the transaction; the satisfaction of the conditions precedent to the transaction; the strengths, characteristics and potential of the combined company; and future plans, projections, objectives, estimates and forecasts and the timing related thereto. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in the joint management information circular for the Meetings along with Equinox Gold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and Leagold's Annual Information Form for the year ended December 31, 2018, which is available on SEDAR at www.sedar.com. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold and Leagold assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox Gold or Leagold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2019/30/c2346.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com; Leagold Contacts: Neil Woodyer, CEO, Meghan Brown, Vice President, Investor Relations, Tel: +1-604-398-4525, Email: mbrown@leagold.com

CO: Equinox Gold Corp.

CNW 10:00e 30-DEC-19